Mail Stop 03-05
      January 6, 2005


Mr. Kent M. Harvey
PG&E Energy Recovery Funding LLC
245 Market Street, Room 424
San Francisco, CA 94105

Re:	PG&E Energy Recovery Funding LLC
	Amendment No. 1 to Form S-3 filed December 20, 2004
	File No. 333-119762


Dear Mr. Harvey,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 3. To the extent, as you state in your response, that certain terms may vary from "issue to issue", you must adequately describe the universe of possible terms in the base prospectus. We remind you that the disclosure in prospectus supplements may enhance disclosure in the base prospectus, but it cannot contradict it.

2. We re-issue prior comments 11 and 12 in light of the new definitive rules of asset-backed securities. Please tell us how you plan to report under the Exchange Act, including the exhibits discussed in prior comment 12.

Base Prospectus

Credit Enhancement, page 15

3. We note your response to our prior comment 15. Please revise to remove the phrase, "unless otherwise specified in any prospectus supplement", and make any other revisions necessary to clarify that all types of credit enhancements, including third party credit enhancements, that you anticipate using have been described in the base prospectus.

Exhibit 5.2

4. We note the final paragraph of the legal opinion. You appear to place impermissible restrictions on who may rely on the opinion.
Please revise accordingly.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Daniel H. Morris at (202) 824-5228 or me at
(202)
942-1850 with any other questions.

Sincerely,



Max A. Webb

cc:	Via Facsimile
      Dean Criddle, Orrick, Herrington & Sutcliffe (Fax:
415.773.5759)
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PG&E Energy Recovery Funding LLC
January 6, 2005
Page 1